Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT

THE FIRST EXTRAORDINARY GENERAL MEETING 2017

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the first extraordinary general meeting 2017 (the “EGM” or “Meeting”) held on Wednesday, 20 December 2017. All resolutions were duly passed.

VOTING RESULTS AT THE EGM

The EGM was held on Wednesday, 20 December 2017 at 10:00 a.m. at the Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

Shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued shares of the Company, were entitled to attend and vote on the resolutions proposed at the EGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the EGM.

Shareholders and authorized proxies holding a total of 22,304,483,026 voting shares of the Company, representing 78.912846% of the total voting shares of the Company, attended the EGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the relevant provisions of laws and regulations including the Company Law of the People’s Republic of China , the Rules for Shareholders’ Meetings of Listed Companies , the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’ Meetings of Listed Companies and the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting	29
including: number of A Share shareholders	28
number of H Share shareholders	1
Total number of shares with voting rights	22,304,483,026
including: total number of shares held by A Share shareholders	19,340,810,908
total number of shares held by H Share shareholders	2,963,672,118
Percentage to the total number of shares with voting rights	78.912846
including: percentage of shares held by A Share shareholders	68.427429
percentage of shares held by H Share shareholders	10.485417

Note:	The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the A Share shareholders who attended the Meeting by way of online voting.

Executive Director Mr. Lin Dairen was elected by the Board to chair the Meeting. Four out of the eleven Directors of the Company attended the Meeting, while the Chairman of the Board and Executive Director Mr. Yang Mingsheng, Executive Directors Mr. Xu Hengping and Mr. Xu Haifeng, Non-executive Directors Mr. Wang Sidong and Mr. Liu Huimin and Independent Non-executive Directors Mr. Robinson Drake Pike and Ms. Leung Oi-Sie Elsie were unable to attend due to other business commitments. Two out of the five Supervisors of the Company attended the Meeting, while Supervisors Ms. Xiong Junhong, Ms. Wang Cuifei and Mr. Li Guodong were unable to attend due to other business commitments. Certain members of the senior management and the Board Secretary also attended the Meeting.

The poll results in respect of the resolutions proposed at the EGM are as follows:

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As ordinary resolutions
1	To consider and approve the election of Mr. Yuan Changqing as a Non- executive Director of the fifth session of the Board of Directors of the Company	A Share shareholders	19,339,564,168	99.993554	674,740	0.003489	572,000	0.002957	19,340,810,908
		H Share shareholders	2,746,972,545	92.688139	195,754,918	6.605148	20,944,655	0.706713	2,963,672,118
		Total	22,086,536,713	99.022859	196,429,658	0.880673	21,516,655	0.096468	22,304,483,026

The resolution was duly passed as an ordinary resolution. The qualification of Mr. Yuan Changqing as a Director of the Company is subject to the approval of the China Insurance Regulatory Commission (the “CIRC”).

2	To consider and approve the election of Mr. Luo Zhaohui as a Non-employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company	A Share shareholders	19,340,146,864	99.996567	92,044	0.000476	572,000	0.002957	19,340,810,908
		H Share shareholders	2,731,549,908	92.167750	211,165,085	7.125116	20,957,125	0.707134	2,963,672,118
		Total	22,071,696,772	98.956325	211,257,129	0.947151	21,529,125	0.096524	22,304,483,026

	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Luo Zhaohui as a Supervisor of the Company is subject to the approval of the CIRC.

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of A Share shareholders who individually or in aggregate hold less than 5% of the shares of the Company in respect of the resolutions proposed at the EGM as follows:

Resolutions		For		Against		Abstain
		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
As ordinary resolutions

1	To consider and approve the election of Mr. Yuan Changqing as a Non-executive Director of the fifth session of the Board of Directors of the Company	16,034,168	92.785449	674,740	3.904540	572,000	3.310011

2	To consider and approve the election of Mr. Luo Zhaohui as a Non-employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company	16,616,864	96.157355	92,044	0.532634	572,000	3.310011

The full text of the resolutions is set out in the circular and notice of the EGM dated 3 November 2017.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal adviser, acted as scrutineers for the vote-taking at the EGM.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 20 December 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

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